Uplyft caters to consumers at home, providing independence with its self-transfer system...



...as well as caregivers by offering an alternative for patient lifting.



CONTACT US

San Diego, CA
1-833-753-0666
support@uplyfthealth.com
www.myuplyft.com





THE WORLD'S FIRST SELF-TRANSFER SYSTEM FROM BED TO WHEELCHAIR

1-833-753-0666
www.myuplyft.com



WHAT IS UPLYFT?

UpLyft™ is the first FDA-compliant Self Transfer System ("STS") from bed to wheelchair for people with limited mobility. In 1 minute, a person can self-transfer him/herself with UpLyft™ from a horizontal lying down position in bed into their wheelchair. UpLyft™ replaces slings, body boards, and other inferior "lift to stand" mechanisms that require nursing assistance and physical force to transfer individuals with mobility challenges.



3 MILLION

people in the United States need assistance getting in and out of bed



UpLyft is here to help!

PRICING:

CONSUMERS AT HOME

Purchase price - with hoist.....................................$8,995*
(Based on average lift pricing, subject to change)

Purchase price - no hoist.....................................$5,995*

*Financing & monthly payment plans available, subject to credit approval.

HEALTHCARE FACILITIES

Industrial-grade purchase price......................................$19,995

All prices are quoted in USD. For all purchase and/or short-term rental inquiries, please contact our sales team at:

1-833-753-0666
or sales@uplyfthealth.com.